UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bank of America Mortgage Securities, Inc. Exact name of registrant as specified in charter	0001014956 Registrant CIK Number
______________________________ Electronic report, schedule or registration statement of which the documents are a part (give period of report)	333-74544 SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucker, State of Georgia, 2002.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: ______________________________
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Banc of America Securities

MBS New Issue Term Sheet

Bank of America Mortgage Securities, Inc.

Mortgage Pass-Through Certificates, Series 2002-G
$1,093,593,000 (approximate)

Classes 1-A-1, 2-A-1 and 3-A-1 (Offered Certificates)

Bank of America, N.A.
Originator and Servicer

Bank of America

June 10, 2002

BoAMS 2002-G

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity
Offered Certificates					
1-A-1	$519,522,000	Variable – Pass-thru [2]	3.20	1 - 356	2/20/2032
2-A-1	$354,134,000	Variable – Pass-thru [3]	1.37	1 – 348	6/20/2031
3-A-1	$219,937,000	Variable – Pass-thru [4]	2.56	1 – 337	7/20/2030

(1) *Class sizes are subject to change.*

(2) *For each Distribution Date interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(4) *For each Distribution Date interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 3 Mortgage Loans (based upon the Stated Principal Balances of the Group 3 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

To The Rate Reset Date [4]

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity
Offered Certificates					
1-A-1	$519,522,000	Variable – Pass-thru [2]	2.37	1 – 52	10/20/2006
2-A-1	$354,134,000	Variable – Pass-thru [3]	1.17	1 – 31	1/20/2005

(1) *Class sizes are subject to change.*

(2) *For each Distribution Date interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(4) *Assumes any outstanding principal balance on the Class 1-A-1 Certificates will be paid in full on the Distribution Date occurring in the month of October 2006 and any outstanding principal balance on the Class 2-A-1 Certificates will be paid in full on the Distribution Date occurring in the month of January 2005.*

BoAMS 2002-G $1,093,593,000 (approximate)

Preliminary Summary of Terms	
Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-G
Sole Lead Manager:	Banc of America Securities LLC
Originator and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	Approximately $1,138,716,934 (subject to a 5% variance)
Securities Offered:	$519,522,000 Class 1-A-1 Certificates $354,134,000 Class 2-A-1 Certificates $219,937,000 Class 3-A-1 Certificates
Group 1 Collateral:	5/1 Hybrid LIBOR ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years after origination and thereafter the Mortgage Loans have a variable interest rate indexed off of one year LIBOR.
Group 2 Collateral:	5/1 Hybrid CMT ARM and 10/1 Hybrid CMT ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years after origination for the 5/1 Mortgage Loans and 10 years after origination for the 10/1 Mortgage Loans and thereafter the Mortgage Loans have a variable interest rate indexed off of one year CMT.
Group 3 Collateral:	1/1 Hybrid MTA ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 1 year after origination and thereafter the Mortgage Loans have a variable interest rate indexed off of one year MTA.
Rating Agencies:	At least two of the following on the Senior Certificates: Moody's Investors Service, Inc., Standard & Poor's, or Fitch, Inc.
Investor Settlement Date:	June 28, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	20th of each month, or the next succeeding Business Date (First Distribution Date: July 22, 2002)
Cut-Off Date:	June 1, 2002

Preliminary Summary of Terms

Class A Certificates:	Class 1-A-1, 2-A-1 and 3-A-1 Certificates
Group 1 Senior Certificates:	Class 1-A-1 and 1-A-R
Group 2 Senior Certificates:	Class 2-A-1
Group 3 Senior Certificates:	Class 3-A-1
Group 1 AAA Subordination Percentage:	Group 1 AAA Subordination Percentage: 3.90% +/- 0.50%
Group 2 AAA Subordination Percentage:	Group 2 AAA Subordination Percentage: 3.40% +/- 0.50%
Group 3 AAA Subordination Percentage:	Group 3 AAA Subordination Percentage: 5.00% +/- 0.50%
Subordinate Certificates:	Class 1-B-1, 1-B-2, 1-B-3, 1-B-4, 1-B-5 and 1-B-6 (the "Group 1 Subordinated Certificates"), 2-B-1, 2-B-2, 2-B-3, 2-B-4, 2-B-5 and 2-B-6 (the "Group 2 Subordinated Certificates"), 3-B-1, 3-B-2, 3-B-3, 3-B-4, 3-B-5 and 3-B-6 (the "Group 3 Subordinated Certificates"), collectively the "Class B Certificates". The Subordinate Certificates are not offered hereunder.
Day Count:	30/360
Group 1, Group 2 and Group 3 Prepayment Speed:	25% CPR, 50% CPR and 30% CPR, respectively
Clearing:	DTC, Clearstream and Euroclear

Certificates:	Original Certificate Form	Minimum Denominations	Incremental Denominations
Class 1-A-1, 2-A-1 and 3-A-1	Book Entry	$1,000	$1

SMMEA Eligibility:	The Class A Certificates and the Class 1-B-1, 2-B-1 and 3-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Certificates, except the Class 1-B-4, Class 1-B-5, Class 1-B-6, 2-B-4, Class 2-B-5, Class 2-B-6, 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are expected to be ERISA eligible.
Tax Structure:	REMIC
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 1% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance").

	Preliminary Summary of Terms
Principal:	Principal will be allocated to the certificates according to the Priority of Distributions: The Group 1 Senior Principal Distribution Amount will be allocated to the Class 1-A-1 Certificates until their class balance has been reduced to zero. The Group 2 Senior Principal Distribution Amount will be allocated to the Class 2-A-1 Certificates until their class balance has been reduced to zero. The Group 3 Senior Principal Distribution Amount will be allocated to the Class 3-A-1 Certificates until their class balance has been reduced to zero. The Subordinate Principal Distribution Amount of each Group will generally be allocated to the Subordinate Certificates of such Group on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. *(Please see the Priority of Distributions section.)*
Interest Accrual:	Interest will accrue on each class of Certificates during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on June 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.
Servicing Fee:	The Servicing Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Servicing Fees" consist of servicing compensation payable to the Servicer in respect of its servicing activities. The Servicing Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Servicing Fee Rate") equal to the Servicing Fee for such Mortgage Loan. The Servicing Fee Rate for Group 1 and Group 2 will be 0.250% per annum with respect to each Mortgage Loan of such Group. The Servicing Fee Rate for Group 3 will be 0.375% per annum with respect to each Mortgage Loan of such Group.

Preliminary Summary of Terms

Group 1 Pool Distribution Amount:	The Group 1 Pool Distribution Amount with respect to any Group 1 Mortgage Loans on any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Group 1 Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Group 1 Mortgage Loans, by foreclosure or otherwise (collectively, "Group 1 Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective Group 1 Mortgage Loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Group 1 Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Group 1 Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.
Group 2 Pool Distribution Amount:	The Group 2 Pool Distribution Amount with respect to any Group 2 Mortgage Loans on any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Group 2 Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Group 2 Mortgage Loans, by foreclosure or otherwise (collectively, "Group 2 Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective Group 2 Mortgage Loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Group 2 Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Group 2 Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms

Group 3 Pool Distribution Amount:

The Group 3 Pool Distribution Amount with respect to any Group 3 Mortgage Loans on any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Group 3 Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Group 3 Mortgage Loans, by foreclosure or otherwise (collectively, "Group 3 Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective Group 3 Mortgage Loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Group 3 Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Group 3 Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Group 1 Senior Percentage:

For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Group 1 Senior Certificates divided by (ii) the sum of aggregate principal balance of the Group 1 Senior Certificates and the Group 1 Subordinate Certificates.

Group 1 Subordinate Percentage:

For any Distribution Date the percentage equal to 100% minus the Group 1 Senior Percentage for such date.

Group 2 Senior Percentage:

For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Group 2 Senior Certificates divided by (ii) the sum of aggregate principal balance of the Group 2 Senior Certificates and the Group 2 Subordinate Certificates.

Group 2 Subordinate Percentage:

For any Distribution Date the percentage equal to 100% minus the Group 2 Senior Percentage for such date.

Preliminary Summary of Terms

Group 3 Senior Percentage:	For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Group 3 Senior Certificates divided by (ii) the sum of aggregate principal balance of the Group 3 Senior Certificates and the Group 3 Subordinate Certificates..
Group 3 Subordinate Percentage:	For any Distribution Date the percentage equal to 100% minus the Group 3 Senior Percentage for such date.
Group 1, Group 2 and Group 3 Senior Prepayment Percentage:	For the following Distribution Dates, will be as follows:

Distribution Date	Group 1, Group 2 & Group 3 Prepayment %
July 2002 through June 2009	100%;
July 2009 through June 2010	the applicable Group 1, Group 2 or Group 3 Senior Percentage plus, 70% of the applicable Group 1, Group 2 or Group 3 Subordinate Percentage;
July 2010 through June 2011	the applicable Group 1, Group 2, or Group 3 Senior Percentage plus, 60% of the applicable Group 1, Group 2 or Group 3 Subordinate Percentage;
July 2011 through June 2012	the applicable Group 1, Group 2 or Group 3 Senior Percentage plus, 40% of the applicable Group 1, Group 2 or Group 3 Subordinate Percentage;
July 2012 through June 2013	the applicable Group 1, Group 2 or Group 3 Senior Percentage plus, 20% of the applicable Group 1, Group 2 or Group 3 Subordinate Percentage;
July 2013 and thereafter	the applicable Group 1, Group 2 or Group 3 Senior Percentage;

provided, however,

(i) for each Group of Certificates on any Distribution Date if the Senior Percentage for such Group exceeds such percentage calculated as of the Closing Date, then the Senior Prepayment Percentage for such Group of Certificates for that Distribution Date will equal 100%.

Preliminary Summary of Terms

	(ii) if for each Group of Certificates on any Distribution Date prior to the July 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage of a Group is greater than or equal to twice such percentage calculated as of the Closing Date, then the Senior Prepayment Percentage for such Group for that Distribution Date will equal the Senior Percentage for such Group plus 50% of the Subordinate Percentage for such Group, and (iii) if for each Group of Certificates on or after the July 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage of a Group is greater than or equal to such percentage calculated as of the Closing Date, then the Senior Prepayment Percentage for such Group for that Distribution Date will equal the Senior Percentage for such Group.
Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month proceeding the month of the related Distribution Date reduced by the Servicing Fee applicable to each Mortgage Loan.

Preliminary Summary of Terms

Group 1 Principal Amount:	As to any Distribution Date, the sum of (a) the principal portion of each Group 1 Monthly Payment (without giving effect to payments to certain reductions thereof due on each Group 1 Mortgage Loan on the related Due Date), (b) the Stated Principal Balance, as of the date of repurchase, of each Group 1 Mortgage Loan that was repurchased by the Seller or the Depositor pursuant to the Pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Group 1 Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Group 1 Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Group 1 Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Group 1 Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Group 1 Mortgage Loan and (f) all Principal Prepayments on Group 1 Mortgage Loans received during the calendar month preceding the month of such Distribution.
Group 2 Principal Amount:	As to any Distribution Date, the sum of (a) the principal portion of each Group 2 Monthly Payment (without giving effect to payments to certain reductions thereof due on each Group 2 Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Group 2 Mortgage Loan that was repurchased by the Seller or the Depositor pursuant to the pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Group 2 Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Group 2 Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Group 2 Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Group 2 Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Group 2 Mortgage Loan and (f) all Principal Prepayments on Group 2 Mortgage Loans received during the calendar month preceding the month of such Distribution

Preliminary Summary of Terms

Group 3 Principal Amount:	As to any Distribution Date, the sum of (a) the principal portion of each Group 3 Monthly Payment (without giving effect to payments to certain reductions thereof due on each Group 3 Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Group 3 Mortgage Loan that was repurchased by the Seller or the Depositor pursuant to the pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Group 3 Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Group 3 Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Group 3 Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Group 3 Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Group 3 Mortgage Loan and (f) all Principal Prepayments on Group 3 Mortgage Loans received during the calendar month preceding the month of such Distribution.
Group 1 Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Group 1 Senior Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 1 Principal Amount" for such Distribution Date and (ii) the Group 1 Senior Prepayment Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 1 Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Group 2 Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Group 2 Senior Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 2 Principal Amount" for such Distribution Date and (ii) the Group 2 Senior Prepayment Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 2 Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Group 3 Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Group 3 Senior Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 3 Principal Amount" for such Distribution Date and (ii) the Group 3 Senior Prepayment Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 3 Principal Amount" for such Distribution Date subject to certain reductions due to losses.

Preliminary Summary of Terms	
Group 1 Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of (i) the Group 1 Subordinate Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 1 Principal Amount" for such Distribution Date and (ii) the Group 1 Subordinate Prepayment Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 1 Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Group 2 Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of (i) the Group 2 Subordinate Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 2 Principal Amount" for such Distribution Date and (ii) the Group 2 Subordinate Prepayment Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 2 Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Group 3 Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of (i) the Group 3 Subordinate Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 3 Principal Amount" for such Distribution Date and (ii) the Group 3 Subordinate Prepayment Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 3 Principal Amount" for such Distribution Date subject to certain reductions due to losses.

Credit Support

Credit support for the Offered Certificates is provided by subordination. The Subordinate Certificates of each Group provide credit support to the Senior Certificates of the related Group. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments on the Mortgage Loans of a Loan Group to the Senior Certificates of the related Group, subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates of such Group over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of the Senior Certificates of a Group relative to the amortization of the Subordinate Certificates of the related Group. As a result, the credit support percentages for the Class A Certificates of a Group should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates

Priority of Payment ↓ / Order of Loss Allocation ↑

Class 1-A-1	Class 2-A-1	Class 3-A-1
Class 1-B-1	Class 2-B-1	Class 3-B-1
Class 1-B-2	Class 2-B-2	Class 3-B-2
Class 1-B-3	Class 2-B-3	Class 3-B-3
Class 1-B-4	Class 2-B-4	Class 3-B-4
Class 1-B-5	Class 2-B-5	Class 3-B-5
Class 1-B-6	Class 2-B-6	Class 3-B-6

Priority of Distributions

Distributions will be made on each Distribution Date from the each applicable Loan Group's Pool Distribution Amount in the following order of priority:


Pool Distribution Amount
Group 1
Group 2
Group 3
First, to Class 1-A-1 Certificates to pay Interest
First, to Class 2-A-1 Certificates to pay Interest
First, to Class 3-A-1 Certificates to pay Interest
Second, to Class 1-A-1 to pay Principal
Second, to Class 2-A-1 to pay Principal
Second, to Class 3-A-1 to pay Principal
Third, sequentially, to each class of Group 1 Subordinate Certificates, to pay Interest and Principal in the order of numerical class designations, beginning with Class 1-B-1, until each class balance is zero
Third, sequentially, to each class of Group 2 Subordinate Certificates, to pay Interest and Principal in the order of numerical class designations, beginning with Class 2-B-1, until each class balance is zero
Third, sequentially, to each class of Group 3 Subordinate Certificates, to pay Interest and Principal in the order of numerical class designations, beginning with Class 3-B-1, until each class balance is zero
Fourth, to the residual certificate, any remaining amounts

Collateral Summary of Group 1 Mortgage Loans

Description of The Group 1 Mortgage Loans

The Group 1 Mortgage Loans consist of 5/1 One-Year LIBOR Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year LIBOR index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The One-Year LIBOR Index is the average of the interbank offered rates for one-year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 1 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

	Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance	$540,606,069	
Total Number of Loans	703	
Average Loan Principal Balance	$768,999	$255,015 to $3,403,860
WA Gross Coupon	6.631%	5.250% to 8.250%
WA FICO	718	514 to 803
WA Original Term (mos.)	358	180 to 360
WA Remaining Term (mos.)	349	166 to 357
WA OLTV	63.17%	17.88% to 97.00%
WA Cut-Off Date LTV	62.40%	17.71% to 96.45%
WA Months to First Adjustment Date	52	45 to 57
WA Gross Margin	2.224%	2.000% to 2.250%
WA Rate Ceiling	11.631%	10.250% to 13.250%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA 73.74% FL 3.14% NC 2.37% NV 2.30% CT 2.12%	

Collateral Summary of Group 1 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 1 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Primary	657	$509,899,824.36	94.32%
Secondary	38	26,748,423.19	4.95
Investor	8	3,957,821.91	0.73
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 1 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Single Family	473	$387,625,528.11	71.70%
PUD Detach	166	120,935,826.15	22.37
Condominium	48	23,644,365.71	4.37
2-Family	6	3,801,971.44	0.70
PUD Attach	8	3,288,387.99	0.61
3-Family	1	993,625.59	0.18
Co-Op	1	316,364.47	0.06
Total:	**703**	**$540,606,069.46**	**100.00%**

Mortgage Loan Purpose of the Group 1 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
R/T REFI	290	$249,232,374.81	46.10%
Purchase	296	213,513,474.88	39.50
C/O REFI	117	77,860,219.77	14.40
Total:	**703**	**$540,606,069.46**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 1 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
California	485	$398,616,856.59	73.74%
Florida	25	16,986,442.35	3.14
North Carolina	25	12,799,028.86	2.37
Nevada	15	12,451,323.48	2.30
Connecticut	8	11,482,198.80	2.12
Virginia	18	11,160,794.50	2.06
Arizona	13	9,645,779.36	1.78
Maryland	12	8,974,808.16	1.66
New York	14	8,757,724.71	1.62
Washington	15	7,918,718.44	1.46
Texas	10	6,565,772.30	1.21
Illinois	10	5,931,001.92	1.10
Georgia	11	5,896,975.41	1.09
District of Columbia	4	3,309,090.91	0.61
South Carolina	7	3,126,315.93	0.58
New Jersey	5	2,444,844.22	0.45
Colorado	3	2,336,071.64	0.43
Missouri	5	2,021,076.67	0.37
Kansas	3	2,016,840.84	0.37
Oregon	4	1,705,710.03	0.32
Hawaii	3	1,626,383.25	0.30
Montana	1	1,329,463.97	0.25
Idaho	2	1,138,220.09	0.21
Utah	2	823,596.40	0.15
Tennessee	1	575,992.54	0.11
Minnesota	1	523,568.63	0.10
Massachusetts	1	441,469.46	0.08
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 3.53% of the Group 1 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 1 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
250,000.01 - 300,000.00	6	$1,714,671.46	0.32%
300,000.01 - 350,000.00	91	29,695,883.06	5.49
350,000.01 - 400,000.00	80	30,060,975.39	5.56
400,000.01 - 450,000.00	55	23,590,276.34	4.36
450,000.01 - 500,000.00	50	23,845,146.64	4.41
500,000.01 - 550,000.00	35	18,334,318.16	3.39
550,000.01 - 600,000.00	35	20,165,388.58	3.73
600,000.01 - 650,000.00	33	20,794,988.27	3.85
650,000.01 - 700,000.00	24	16,390,892.94	3.03
700,000.01 - 750,000.00	26	18,905,352.83	3.50
750,000.01 - 800,000.00	17	13,313,239.10	2.46
800,000.01 - 850,000.00	11	9,084,255.05	1.68
850,000.01 - 900,000.00	19	16,608,869.83	3.07
900,000.01 - 950,000.00	5	4,596,186.57	0.85
950,000.01 - 1,000,000.00	31	30,447,644.53	5.63
1,000,000.01 - 1,500,000.00	137	172,689,373.19	31.94
1,500,000.01 - 2,000,000.00	43	77,925,409.16	14.41
2,000,000.01 - 2,500,000.00	3	6,438,536.79	1.19
2,500,000.01 - 3,000,000.00	1	2,600,801.72	0.48
over 3,000,000.00	1	3,403,859.85	0.63
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 1 Mortgage Loans is expected to be approximately $768,999.

Original Loan-To-Value Ratios of the Group 1 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
15.01 - 20.00	5	$5,735,897.95	1.06%
20.01 - 25.00	7	8,161,972.70	1.51
25.01 - 30.00	13	11,739,384.41	2.17
30.01 - 35.00	18	17,193,820.76	3.18
35.01 - 40.00	24	21,381,747.47	3.96
40.01 - 45.00	27	22,084,001.08	4.09
45.01 - 50.00	35	33,384,560.54	6.18
50.01 - 55.00	45	40,720,329.72	7.53
55.01 - 60.00	45	43,163,368.21	7.98
60.01 - 65.00	52	53,612,717.76	9.92
65.01 - 70.00	83	71,021,498.76	13.14
70.01 - 75.00	88	62,145,429.37	11.50
75.01 - 80.00	228	137,480,533.43	25.43
80.01 - 85.00	1	497,045.09	0.09
85.01 - 90.00	12	5,201,112.70	0.96
90.01 - 95.00	17	6,094,791.87	1.13
95.01 - 100.00	3	987,857.64	0.18
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 1 Mortgage Loans is expected to be approximately 63.17%.

Product Type of the Group 1 Mortgage Loans

Product Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
5/1 LIBOR ARM	703	$540,606,069.46	100.00%
Total:	**703**	**$540,606,069.46**	**100.00%**

Current Mortgage Interest Rates of the Group 1 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
5.001 - 5.250	2	$4,699,366.80	0.87%
5.251 - 5.500	10	5,935,341.72	1.10
5.501 - 5.750	29	18,862,483.70	3.49
5.751 - 6.000	50	33,640,294.75	6.22
6.001 - 6.250	93	69,569,249.75	12.87
6.251 - 6.500	151	113,377,252.03	20.97
6.501 - 6.750	146	102,073,311.31	18.88
6.751 - 7.000	116	93,476,976.21	17.29
7.001 - 7.250	59	56,309,186.19	10.42
7.251 - 7.500	30	29,465,895.14	5.45
7.501 - 7.750	13	8,885,952.11	1.64
7.751 - 8.000	3	3,041,819.52	0.56
8.001 - 8.250	1	1,268,940.23	0.23
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 1 Mortgage Loans is expected to be approximately 6.631%.

Gross Margins of the Group 1 Mortgage Loans

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
1.501% - 2.000%	108	$56,421,360.21	10.44%
2.001% - 2.500%	595	484,184,709.25	89.56
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Margin of the mortgage loans is approximately 2.224%.

Rate Ceilings of the Group 1 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
10.001 - 10.250	2	$4,699,366.80	0.87%
10.251 - 10.500	10	5,935,341.72	1.10
10.501 - 10.750	29	18,862,483.70	3.49
10.751 - 11.000	50	33,640,294.75	6.22
11.001 - 11.250	93	69,569,249.75	12.87
11.251 - 11.500	151	113,377,252.03	20.97
11.501 - 11.750	146	102,073,311.31	18.88
11.751 - 12.000	116	93,476,976.21	17.29
12.001 - 12.250	59	56,309,186.19	10.42
12.251 - 12.500	30	29,465,895.14	5.45
12.501 - 12.750	13	8,885,952.11	1.64
12.751 - 13.000	3	3,041,819.52	0.56
13.001 - 13.250	1	1,268,940.23	0.23
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 1 Mortgage Loans is expected to be approximately 11.631%.

First Adjustment Date of the Group 1 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
March 1, 2006	14	$11,513,905.13	2.13%
April 1, 2006	48	35,154,443.65	6.50
May 1, 2006	44	39,411,301.11	7.29
June 1, 2006	45	42,083,836.01	7.78
July 1, 2006	78	62,661,307.99	11.59
August 1, 2006	68	43,186,635.11	7.99
September 1, 2006	76	55,041,646.99	10.18
October 1, 2006	35	33,886,200.74	6.27
November 1, 2006	38	30,195,858.39	5.59
December 1, 2006	34	35,765,852.79	6.62
January 1, 2007	42	37,767,560.73	6.99
February 1, 2007	87	52,110,835.97	9.64
March 1, 2007	94	61,826,684.85	11.44
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 1 Mortgage Loans is expected to be approximately 52 months.

Remaining Terms of the Group 1 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
161 - 180	6	$4,619,413.73	0.85%
221 - 240	2	1,484,882.24	0.27
281 - 300	5	3,406,639.27	0.63
341 - 360	690	531,095,134.22	98.24
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 1 Mortgage Loans is expected to be approximately 349 months.

Credit Scoring of Mortgagors of the Group 1 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
801 - 850	4	$1,800,026.28	0.33%
751 - 800	225	172,270,484.88	31.87
701 - 750	237	187,440,185.50	34.67
651 - 700	159	117,134,357.47	21.67
601 - 650	58	48,549,516.37	8.98
551 - 600	15	9,729,456.36	1.80
501 - 550	3	2,004,564.32	0.37
Not Available	2	1,677,478.28	0.31
Total:	**703**	**$540,606,069.46**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experican (FICO), Equifax (Beacon) and TransUnion (Empirica). Substantially all the credit scores were obtained within three months of the Cut-Off Date.

Collateral Summary of Group 2 Mortgage Loans

Description of The Group 2 Mortgage Loans

The Group 2 Mortgage Loans consist of 5/1 One-Year CMT Hybrid ARM and 10/1 One-Year CMT Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years after origination for the 5/1 Mortgage Loans and the first 10 years after origination for the 10/1 Mortgage Loans and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year CMT index will be equal to the rate quoted as of forty-five days prior to the adjustment date. The One-Year CMT Index is the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year, as made available by the Federal Reserve Board. The mortgage loans are subject to interest rate caps for each interest rate adjustment date as described in the tables herein. The mortgage loans are subject to maximum lifetime interest rates but none of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. Approximately 30.44% of the Group 2 Mortgage Loans had a prepayment fee as of the date of origination and approximately 29.73% of the Group 2 Mortgage loans have a prepayment fee as of the Cut-Off Date. The prepayment fee is a 2% fee which applies to any amount prepaid (encompassing all prepayments, including property sales and refinances) in excess of 20% in any 12-month period (which begins on the note date or the anniversary of the note date) during the first 36 months of the loan term.

The approximate collateral statistics for the Group 2 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$366,598,302	
Total Number of Loans		742	
Average Loan Principal Balance		$494,068	$8,421 to $3,151,428
WA Gross Coupon		7.325%	5.250% to 9.375%
WA FICO		710	493 to 813
WA Original Term (mos.)		357	180 to 360
WA Remaining Term (mos.)		326	131 to 357
WA OLTV		70.19%	24.00% to 97.00%
WA Cut-Off Date LTV		67.42%	0.90% to 95.30%
WA Months to Adjustment Date		31	1 to 101
WA Gross Margin		2.744%	2.500% to 2.875%
WA Rate Ceiling		12.547%	9.875% to 15.000%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	56.01%	
	FL	8.43%	
	NY	4.35%	
	WA	2.81%	
	TX	2.56%	

Collateral Summary of Group 2 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 2 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Primary	678	$331,819,890.33	90.51%
Secondary	49	27,955,319.59	7.63
Investor	15	6,823,092.56	1.86
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 2 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Single Family	462	$237,142,232.49	64.69%
PUD Detach	196	90,674,050.44	24.73
Condominium	61	24,870,443.37	6.78
2-Family	13	6,782,585.21	1.85
3-Family	5	4,348,682.84	1.19
4-Family	2	1,699,036.52	0.46
Co-Op	2	712,529.90	0.19
PUD Attach	1	368,741.71	0.10
Total:	**742**	**$366,598,302.48**	**100.00%**

Mortgage Loan Purpose of the Group 2 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Purchase	443	$206,374,386.09	56.29%
R/T REFI	158	81,801,368.89	22.31
C/O REFI	141	78,422,547.50	21.39
Total:	**742**	**$366,598,302.48**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 2 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
California	408	$205,336,000.24	56.01%
Florida	65	30,912,511.35	8.43
New York	30	15,942,501.25	4.35
Washington	24	10,306,819.67	2.81
Texas	24	9,391,506.43	2.56
Nevada	14	9,282,699.11	2.53
Colorado	6	8,481,581.19	2.31
Arizona	17	7,672,469.82	2.09
New Jersey	15	6,663,661.55	1.82
Georgia	14	6,575,024.53	1.79
Oregon	14	5,588,899.21	1.52
Connecticut	9	5,417,332.13	1.48
Virginia	13	5,332,956.86	1.45
North Carolina	12	5,062,252.72	1.38
South Carolina	9	4,784,137.84	1.31
Massachusetts	8	4,321,464.75	1.18
Maryland	12	3,867,116.65	1.05
Tennessee	8	3,695,253.97	1.01
Ohio	6	2,451,064.22	0.67
Idaho	5	2,351,717.18	0.64
New Mexico	6	2,251,347.33	0.61
Minnesota	4	1,884,665.87	0.51
Utah	3	1,702,561.71	0.46
Missouri	4	1,515,620.01	0.41
Hawaii	1	1,338,680.33	0.37
Illinois	2	965,365.45	0.26
Indiana	2	915,613.38	0.25
Oklahoma	1	817,259.71	0.22
Pennsylvania	2	625,299.15	0.17
Michigan	2	557,485.93	0.15
District of Columbia	1	382,234.49	0.10
Vermont	1	205,198.45	0.06
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 1.73% of the Group 2 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 2 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
0.01 - 50,000.00	2	$19,832.15	0.01%
50,000.01 - 100,000.00	2	156,515.88	0.04
100,000.01 - 150,000.00	1	149,968.54	0.04
150,000.01 - 200,000.00	1	198,798.57	0.05
200,000.01 - 250,000.00	5	1,142,715.79	0.31
250,000.01 - 300,000.00	45	13,059,750.11	3.56
300,000.01 - 350,000.00	226	73,306,181.09	20.00
350,000.01 - 400,000.00	114	42,676,460.70	11.64
400,000.01 - 450,000.00	77	32,814,315.46	8.95
450,000.01 - 500,000.00	60	28,532,637.53	7.78
500,000.01 - 550,000.00	35	18,348,048.90	5.00
550,000.01 - 600,000.00	42	24,111,268.15	6.58
600,000.01 - 650,000.00	27	16,908,229.29	4.61
650,000.01 - 700,000.00	12	8,128,795.04	2.22
700,000.01 - 750,000.00	14	10,143,854.83	2.77
750,000.01 - 800,000.00	11	8,495,599.50	2.32
800,000.01 - 850,000.00	4	3,273,965.91	0.89
850,000.01 - 900,000.00	7	6,057,878.04	1.65
900,000.01 - 950,000.00	9	8,382,526.05	2.29
950,000.01 - 1,000,000.00	9	8,735,678.48	2.38
1,000,000.01 - 1,500,000.00	27	34,802,709.53	9.49
1,500,000.01 - 2,000,000.00	5	8,454,476.51	2.31
2,000,000.01 - 2,500,000.00	3	7,102,907.69	1.94
2,500,000.01 - 3,000,000.00	3	8,443,760.66	2.30
over 3,000,000.00	1	3,151,428.08	0.86
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 2 Mortgage Loans is expected to be approximately $494,068.

Original Loan-To-Value Ratios of the Group 2 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
20.01 - 25.00	2	$1,398,490.59	0.38%
25.01 - 30.00	4	3,223,954.27	0.88
30.01 - 35.00	9	5,119,064.18	1.40
35.01 - 40.00	14	7,295,548.70	1.99
40.01 - 45.00	16	9,319,044.05	2.54
45.01 - 50.00	29	18,550,873.99	5.06
50.01 - 55.00	23	13,178,138.94	3.59
55.01 - 60.00	34	20,878,801.01	5.70
60.01 - 65.00	45	25,492,713.20	6.95
65.01 - 70.00	83	43,363,344.83	11.83
70.01 - 75.00	101	55,992,993.45	15.27
75.01 - 80.00	304	135,082,210.35	36.85
80.01 - 85.00	8	3,020,374.37	0.82
85.01 - 90.00	50	17,993,630.92	4.91
90.01 - 95.00	19	6,369,848.58	1.74
95.01 - 100.00	1	319,271.05	0.09
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 2 Mortgage Loans is expected to be approximately 70.19%.

Product Type of the Group 2 Mortgage Loans

Product Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
10/1 CMT ARM	25	$12,191,845.23	3.33%
5/1 CMT ARM	717	354,406,457.25	96.67
Total:	**742**	**$366,598,302.48**	**100.00%**

Current Mortgage Interest Rates of the Group 2 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
5.001 - 5.250	3	$975,695.98	0.27%
5.251 - 5.500	2	2,066,102.81	0.56
6.251 - 6.500	28	12,122,488.40	3.31
6.501 - 6.750	171	81,024,088.00	22.10
6.751 - 7.000	154	70,984,951.00	19.36
7.001 - 7.250	91	39,342,263.00	10.73
7.251 - 7.500	100	50,704,905.15	13.83
7.501 - 7.750	67	27,079,318.69	7.39
7.751 - 8.000	33	19,684,855.27	5.37
8.001 - 8.250	20	12,290,203.63	3.35
8.251 - 8.500	42	26,755,799.30	7.30
8.501 - 8.750	25	15,109,271.98	4.12
8.751 - 9.000	4	6,800,557.20	1.86
9.001 - 9.250	1	711,961.78	0.19
9.251 - 9.500	1	945,840.29	0.26
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 2 Mortgage Loans is expected to be approximately 7.325%.

Gross Margins of the Group 2 Mortgage Loans

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
2.001% - 2.500%	25	$10,042,470.67	2.74%
2.501% - 3.000%	717	356,555,831.81	97.26
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Margin of the mortgage loans is approximately 2.744%.

Rate Ceilings of the Group 2 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
9.751 - 10.000	103	$46,661,145.99	12.73%
10.751 - 11.000	2	1,066,625.13	0.29
11.251 - 11.500	4	2,072,604.86	0.57
11.501 - 11.750	11	6,020,382.23	1.64
11.751 - 12.000	137	65,287,460.91	17.81
12.001 - 12.250	13	6,170,427.06	1.68
12.251 - 12.500	34	20,227,135.95	5.52
12.501 - 12.750	48	20,727,173.82	5.65
12.751 - 13.000	89	44,885,199.86	12.24
13.001 - 13.250	70	33,921,561.42	9.25
13.251 - 13.500	99	53,492,017.60	14.59
13.501 - 13.750	69	31,778,462.97	8.67
13.751 - 14.000	25	17,405,671.81	4.75
14.001 - 14.250	10	4,412,706.37	1.20
14.251 - 14.500	15	6,487,085.77	1.77
14.501 - 14.750	12	5,191,528.53	1.42
14.751 - 15.000	1	791,112.20	0.22
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 2 Mortgage Loans is expected to be approximately 12.547%.

Remaining Prepay Term of the Group 2 Mortgage Loans

Cut-Off Remaining Prepay Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
0	491	$257,622,474.77	70.27%
1 - 8	185	78,770,841.76	21.49
9 - 16	63	28,808,150.79	7.86
17 - 24	1	331,242.70	0.09
25 - 32	2	1,065,592.46	0.29
Total:	**742**	**$366,598,302.48**	**100.00%**

Next Adjustment Date of the Group 2 Mortgage Loans (1)

Next Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
July 1, 2002	5	$1,763,083.08	0.48%
September 1, 2002	1	654,305.68	0.18
January 1, 2003	3	903,823.66	0.25
February 1, 2003	5	2,330,327.49	0.64
March 1, 2003	5	1,916,210.62	0.52
April 1, 2003	35	16,925,074.02	4.62
May 1, 2003	22	9,546,367.15	2.60
June 1, 2003	21	9,877,765.51	2.69
July 1, 2003	19	9,631,156.43	2.63
August 1, 2003	13	5,327,005.33	1.45
September 1, 2003	10	3,665,259.00	1.00
October 1, 2003	14	6,263,217.14	1.71
November 1, 2003	7	3,403,275.18	0.93
December 1, 2003	8	3,170,479.23	0.86
January 1, 2004	6	2,383,883.37	0.65
February 1, 2004	9	4,114,871.16	1.12
March 1, 2004	10	6,211,080.25	1.69
April 1, 2004	17	8,779,641.72	2.39
May 1, 2004	14	5,708,737.64	1.56
June 1, 2004	13	6,512,907.84	1.78
July 1, 2004	21	10,490,071.99	2.86
August 1, 2004	25	13,485,191.79	3.68
September 1, 2004	24	9,897,255.02	2.70
October 1, 2004	20	7,783,895.09	2.12
November 1, 2004	22	8,784,735.68	2.40
December 1, 2004	20	7,868,726.49	2.15
January 1, 2005	43	19,904,462.87	5.43
February 1, 2005	45	19,896,210.34	5.43
March 1, 2005	38	17,642,589.11	4.81
April 1, 2005	29	10,930,995.41	2.98
May 1, 2005	13	5,670,451.96	1.55
June 1, 2005	17	7,043,554.33	1.92
July 1, 2005	18	7,774,702.86	2.12
August 1, 2005	12	5,401,012.95	1.47
September 1, 2005	24	13,191,088.30	3.60
October 1, 2005	16	18,507,868.59	5.05

Next Adjustment Date of the Group 2 Mortgage Loans (Continued) (1)

Next Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
November 1, 2005	16	13,057,934.33	3.56
December 1, 2005	7	3,393,139.31	0.93
January 1, 2006	11	8,024,376.27	2.19
February 1, 2006	20	13,726,073.56	3.74
March 1, 2006	17	10,856,226.61	2.96
April 1, 2006	5	2,538,186.75	0.69
May 1, 2006	3	1,020,912.14	0.28
June 1, 2006	3	1,523,719.48	0.42
August 1, 2006	1	317,674.69	0.09
October 1, 2006	2	833,722.34	0.23
November 1, 2006	1	904,889.90	0.25
December 1, 2006	2	895,352.89	0.24
January 1, 2007	2	754,413.91	0.21
February 1, 2007	2	1,702,117.59	0.46
March 1, 2007	1	1,496,433.20	0.41
June 1, 2009	2	1,047,081.26	0.29
July 1, 2009	3	1,069,437.45	0.29
August 1, 2009	3	1,416,053.62	0.39
September 1, 2009	3	969,895.39	0.26
October 1, 2009	6	2,392,620.12	0.65
November 1, 2009	2	897,098.47	0.24
January 1, 2010	1	1,369,318.42	0.37
February 1, 2010	1	442,008.98	0.12
June 1, 2010	1	335,416.00	0.09
July 1, 2010	2	1,919,573.73	0.52
November 1, 2010	1	333,341.79	0.09
Total	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to the Adjustment Date for the Group 2 Mortgage Loans is expected to be approximately 31 months.

Remaining Terms of the Group 2 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
121 - 140	2	$1,143,642.33	0.31%
141 - 160	9	3,141,949.59	0.86
241 - 260	1	483,796.76	0.13
261 - 280	4	2,043,948.92	0.56
281 - 300	16	8,334,442.84	2.27
301 - 320	165	73,681,976.10	20.10
321 - 340	451	216,963,162.38	59.18
341 - 360	94	60,805,383.56	16.59
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 2 Mortgage Loans is expected to be approximately 326 months.

Credit Scoring of Mortgagors of the Group 2 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
801 - 850	15	$6,214,888.78	1.70%
751 - 800	242	111,016,953.45	30.28
701 - 750	224	106,357,300.10	29.01
651 - 700	136	74,335,947.58	20.28
601 - 650	79	43,544,406.96	11.88
551 - 600	31	17,208,746.67	4.69
501 - 550	10	5,946,156.24	1.62
451 - 500	2	631,441.18	0.17
Not Available	3	1,342,461.52	0.37
Total:	**742**	**$366,598,302.48**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experican (FICO), Equifax (Beacon) and TransUnion (Empirica). Substantially all the credit scores were obtained within three months of the Cut-Off Date.

Collateral Summary of Group 3 Mortgage Loans

Description of The Group 3 Mortgage Loans

The Group 3 Mortgage Loans consist of 1/1 One-Year MTA Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first year after origination and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year MTA and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The index will be the rate quoted as of fifteen business days prior to the adjustment date. The One-Year MTA Index is the twelve-month average of the monthly yields on actively traded United States Treasury Securities, adjusted to a constant maturity of one year. The One-Year MTA Index is calculated by adding together the yields of one-year Treasury Constant Maturities (as published in the Federal Reserve Statistical Release G13), for the preceding twelve months available as of the date 15 days before each Change Date and dividing the result by 12. The result is rounded up to the nearest one-thousandth of one percent. The mortgage interest rates generally have Periodic Caps of 2% for the first adjustment date and 2% for every adjustment date thereafter. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. Approximately 100% of the Group 3 Mortgage Loans had a prepayment fee as of the date of origination and approximately 100% of the Group 3 Mortgage loans have a prepayment fee as of the Cut-Off Date. The prepayment fee is a 2% fee which applies to any amount prepaid (encompassing all prepayments, including property sales and refinances) in excess of 20% in any 12-month period (which begins on the note date or the anniversary of the note date) during the first 36 months of the loan term.

The approximate collateral statistics for the Group 3 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

	Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance	$231,512,562	
Total Number of Loans	425	
Average Loan Principal Balance	$544,735	$23,506 to $4,691,802
WA Gross Coupon	6.940%	5.500% to 8.250%
WA FICO	716	525 to 808
WA Original Term (mos.)	360	180 to 360
WA Remaining Term (mos.)	334	157 to 344
WA OLTV	70.29%	17.29% to 95.00%
WA Cut-Off Date LTV	67.45%	3.51% to 93.80%
WA Months to Adjustment Date	6	1 to 12
WA Gross Margin	2.376%	1.875% to 2.750%
WA Rate Ceiling	11.605%	9.875% to 11.875%

Collateral Summary of Group 3 Mortgage Loans (continued)

	Collateral Summary		Range (if applicable)
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	82.62%	
	NY	4.02%	
	CO	1.91%	
	AZ	1.37%	
	CT	1.36%	

Collateral Summary of Group 3 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 3 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Primary	379	$207,191,700.98	89.49%
Secondary	26	14,973,942.25	6.47
Investor	20	9,346,919.01	4.04
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 3 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Single Family	280	$151,144,517.45	65.29%
PUD Detach	108	57,356,896.21	24.77
Condominium	18	10,633,059.50	4.59
2-Family	12	7,223,856.69	3.12
3-Family	3	2,971,016.44	1.28
4-Family	3	1,836,810.33	0.79
Co-Op	1	346,405.62	0.15
Total:	**425**	**$231,512,562.24**	**100.00%**

Mortgage Loan Purpose of the Group 3 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Purchase	287	$154,131,034.67	66.58%
R/T REFI	77	43,178,406.59	18.65
C/O REFI	61	34,203,120.98	14.77
Total:	**425**	**$231,512,562.24**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 3 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
California	349	$191,272,852.30	82.62%
New York	13	9,313,170.17	4.02
Colorado	3	4,412,340.32	1.91
Arizona	8	3,179,659.30	1.37
Connecticut	4	3,151,593.05	1.36
Massachusetts	7	3,116,859.90	1.35
Nevada	5	1,945,919.03	0.84
Texas	3	1,728,537.58	0.75
Illinois	4	1,586,015.49	0.69
Tennessee	3	1,359,814.77	0.59
Minnesota	4	1,248,485.96	0.54
New Jersey	3	1,088,729.05	0.47
Florida	3	1,039,771.82	0.45
Washington	3	994,578.60	0.43
Hawaii	1	944,393.12	0.41
Missouri	2	832,323.12	0.36
Kansas	2	703,186.36	0.30
Virginia	1	640,560.77	0.28
Nebraska	1	639,974.55	0.28
Maryland	1	598,493.46	0.26
Mississippi	1	391,520.29	0.17
Montana	1	353,893.13	0.15
New Mexico	1	349,873.91	0.15
Rhode Island	1	317,804.19	0.14
Georgia	1	302,212.00	0.13
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.77% of the Group 3 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 3 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
0.01 - 50,000.00	1	$23,506.27	0.01%
100,000.01 - 150,000.00	1	117,813.36	0.05
150,000.01 - 200,000.00	2	374,359.71	0.16
200,000.01 - 250,000.00	2	439,856.46	0.19
250,000.01 - 300,000.00	16	4,682,331.20	2.02
300,000.01 - 350,000.00	97	31,404,640.67	13.56
350,000.01 - 400,000.00	74	27,955,103.32	12.07
400,000.01 - 450,000.00	43	18,445,797.02	7.97
450,000.01 - 500,000.00	33	15,675,805.56	6.77
500,000.01 - 550,000.00	25	13,059,070.28	5.64
550,000.01 - 600,000.00	21	12,115,964.60	5.23
600,000.01 - 650,000.00	18	11,342,828.32	4.90
650,000.01 - 700,000.00	13	8,789,400.47	3.80
700,000.01 - 750,000.00	16	11,649,551.34	5.03
750,000.01 - 800,000.00	10	7,687,901.07	3.32
800,000.01 - 850,000.00	6	5,013,950.69	2.17
850,000.01 - 900,000.00	4	3,495,756.08	1.51
900,000.01 - 950,000.00	4	3,758,067.17	1.62
950,000.01 - 1,000,000.00	14	13,642,927.44	5.89
1,000,000.01 - 1,500,000.00	12	14,335,675.53	6.19
1,500,000.01 - 2,000,000.00	9	15,794,332.25	6.82
2,000,000.01 - 2,500,000.00	2	4,375,097.91	1.89
2,500,000.01 - 3,000,000.00	1	2,641,023.55	1.14
over 3,000,000.00	1	4,691,801.97	2.03
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 3 Mortgage Loans is expected to be approximately $544,735.

Original Loan-To-Value Ratios of the Group 3 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
15.01 - 20.00	3	$3,013,683.08	1.30%
20.01 - 25.00	1	797,987.83	0.34
25.01 - 30.00	3	3,208,643.99	1.39
30.01 - 35.00	4	2,375,204.83	1.03
35.01 - 40.00	7	4,486,421.05	1.94
40.01 - 45.00	4	2,039,989.90	0.88
45.01 - 50.00	16	8,679,101.51	3.75
50.01 - 55.00	10	5,910,701.88	2.55
55.01 - 60.00	20	14,201,128.27	6.13
60.01 - 65.00	29	17,391,724.31	7.51
65.01 - 70.00	49	30,961,539.89	13.37
70.01 - 75.00	52	29,970,623.26	12.95
75.01 - 80.00	191	94,632,429.68	40.88
80.01 - 85.00	1	523,926.82	0.23
85.01 - 90.00	26	10,273,427.55	4.44
90.01 - 95.00	9	3,046,028.39	1.32
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 3 Mortgage Loans is expected to be approximately 70.29%.

Product Type of the Group 3 Mortgage Loans

Product Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
1 1 MTA ARM	425	$231,512,562.24	100.00%
Total:	**425**	**$231,512,562.24**	**100.00%**

Current Mortgage Interest Rates of the Group 3 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
5.251 - 5.500	2	$1,949,644.36	0.84%
5.501 - 5.750	8	3,816,306.12	1.65
5.751 - 6.000	30	19,702,579.60	8.51
6.001 - 6.250	59	32,908,245.11	14.21
6.251 - 6.500	44	23,127,112.17	9.99
6.501 - 6.750	34	19,459,276.87	8.41
6.751 - 7.000	35	17,703,830.90	7.65
7.001 - 7.250	69	36,597,274.15	15.81
7.251 - 7.500	64	32,567,002.43	14.07
7.501 - 7.750	46	23,776,520.30	10.27
7.751 - 8.000	26	16,100,893.71	6.95
8.001 - 8.250	8	3,803,876.52	1.64
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 3 Mortgage Loans is expected to be approximately 6.940%.

Gross Margins of the Group 3 Mortgage Loans

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
1.501% - 2.000%	29	$15,537,594.09	6.71%
2.001% - 2.500%	237	131,715,445.53	56.89
2.501% - 3.000%	159	84,259,522.62	36.40
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Margin of the mortgage loans is approximately 2.376%.

Rate Ceilings of the Group 3 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
9.751 - 10.000	34	$18,788,198.38	8.12%
10.751 - 11.000	55	24,927,667.00	10.77
11.751 - 12.000	336	187,796,696.86	81.12
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 3 Mortgage Loans is expected to be approximately 11.605%.

Next Adjustment Date of the Group 3 Mortgage Loans (1)

Next Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
July 1, 2002	45	$23,061,101.24	9.96%
August 1, 2002	49	27,359,351.39	11.82
September 1, 2002	59	28,643,152.68	12.37
October 1, 2002	41	20,114,369.97	8.69
November 1, 2002	38	24,472,895.29	10.57
December 1, 2002	33	20,622,958.02	8.91
January 1, 2003	27	15,020,345.27	6.49
February 1, 2003	24	13,105,262.50	5.66
March 1, 2003	18	8,132,661.38	3.51
April 1, 2003	23	13,340,144.57	5.76
May 1, 2003	26	14,576,300.29	6.30
June 1, 2003	42	23,064,019.64	9.96
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to the Adjustment Date for the Group 3 Mortgage Loans is expected to be approximately 6 months.

Remaining Terms of the Group 3 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
141 – 160	1	$23,506.27	0.01%
281 – 300	1	690,992.67	0.30
301 – 320	1	733,341.88	0.32
321 – 340	388	204,423,218.36	88.30
341 – 360	34	25,641,503.06	11.08
Total:	**425**	**$231,512,562.24**	**100.00%**

(2) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 3 Mortgage Loans is expected to be approximately 334 months.

Remaining Prepay Term of the Group 3 Mortgage Loans

Cut-Off Remaining Prepay Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
1 - 8	154	$79,518,464.12	34.35%
9 - 16	237	126,352,595.06	54.58
17 - 24	34	25,641,503.06	11.08
Total:	**425**	**$231,512,562.24**	**100.00%**

Credit Scoring of Mortgagors of the Group 3 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
801 - 850	6	$2,119,977.14	0.92%
751 - 800	153	82,685,800.04	35.72
701 - 750	116	61,243,698.37	26.45
651 - 700	85	45,564,899.20	19.68
601 - 650	41	25,939,751.47	11.20
551 - 600	16	9,710,435.65	4.19
501 - 550	3	1,525,745.70	0.66
Not Available	5	2,722,254.67	1.18
Total:	**425**	**$231,512,562.24**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica). Substantially all the credit scores were obtained within three months of the Cut-Off Date.